United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 24, 2023

ATLANTIC UNION BANKSHARES CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	001-39325	54-1598552
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1051 East Cary Street

Suite 1200

Richmond, Virginia 23219

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (804) 633-5031

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.33 per share	AUB	New York Stock Exchange
Depositary Shares, Each Representing a 1/400th Interest in a Share of 6.875% Perpetual Non-Cumulative Preferred Stock, Series A	AUB.PRA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 24, 2023, Atlantic Union Bankshares Corporation (“Atlantic Union”), a Virginia corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with American National Bankshares Inc. (“American National”), a Virginia corporation. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, American National will merge with and into Atlantic Union (the “Merger”), with Atlantic Union continuing as the surviving entity. Immediately following the Merger, American National’s wholly owned bank subsidiary, American National Bank and Trust Company, will merge with and into Atlantic Union’s wholly owned bank subsidiary, Atlantic Union Bank (the “Bank Merger”), with Atlantic Union Bank continuing as the surviving bank. The Merger Agreement was approved by the Board of Directors of each of Atlantic Union and American National.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $1.00 per share, of American National (“American National Common Stock”) will be converted into the right to receive 1.35 shares of common stock, par value $1.33 per share, of Atlantic Union (“Atlantic Union Common Stock”), with cash to be paid in lieu of any fractional shares.

At the Effective Time, each restricted stock award of American National that is unvested will fully vest and be cancelled and converted automatically into the right to receive 1.35 shares of Atlantic Union Common Stock in respect of each share of American National Common Stock underlying such award.

Corporate Governance

The Merger Agreement provides that, at the Effective Time, the respective Boards of Directors of Atlantic Union and Atlantic Union Bank will each be increased in size by two, and two current members of the Board of Directors of American National, Nancy Howell Agee, lead independent director of American National, and Joel R. Shepherd, director of American National, will each be appointed to the Boards of Directors of Atlantic Union and Atlantic Union Bank.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from both Atlantic Union and American National, and each party has agreed to customary covenants, including, among others, covenants relating to (a) the conduct of American National’s business during the interim period between the execution of the Merger Agreement and the Effective Time, (b) the obligation of American National to call a meeting of its shareholders for purposes of obtaining approval of the Merger Agreement, (c) subject to certain exceptions, the obligation of the American National Board of Directors to recommend that its shareholders approve the Merger Agreement and the transactions contemplated thereby, and (d) non-solicitation obligations of American National relating to alternative acquisition proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative transaction.

The completion of the Merger is subject to customary conditions, including, among others, (a) the approval of the Merger Agreement by the shareholders of American National, (b) authorization for listing on the NYSE of the shares of Atlantic Union Common Stock to be issued in the Merger, (c) the receipt of required regulatory approvals including the approval of the Board of Governors of the Federal Reserve System in connection with the Merger and the Bank Merger, (d) the effectiveness under the Securities Act of 1933, as amended, of the Registration Statement on Form S-4 for the Atlantic Union Common Stock to be issued in the Merger, and (e) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger or making the consummation of the Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, and (iii) receipt by each party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Atlantic Union’s obligation to complete the Merger is also subject to the receipt of regulatory approvals without the imposition of a condition that would be materially financially burdensome to the business, operations, financial condition or results of operations of Atlantic Union, Atlantic Union Bank or their respective subsidiaries, in each case, after giving effect to the Merger and the Bank Merger.

Termination

The Merger Agreement provides certain termination rights for both Atlantic Union and American National and further provides that a termination fee of $17,232,000 will be payable by American National, upon termination of the Merger Agreement under certain circumstances.

Additional Information

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 hereto and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between Atlantic Union and American National instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (a) will not survive consummation of the Merger, unless otherwise specified therein, and (b) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Atlantic Union or American National, their respective affiliates or their respective businesses.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Atlantic Union, American National, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 to be filed by Atlantic Union under the Securities Act of 1933, as amended, that will include a Proxy Statement of American National and a Prospectus of Atlantic Union, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Atlantic Union and American National make with the Securities and Exchange Commission (“SEC”).

Affiliate Agreement

In connection with entering into the Merger Agreement, each director and certain executive officers of American National has entered into an affiliate agreement with Atlantic Union and American National (the “Affiliate Agreement”), pursuant to which each such director and executive officer has agreed, among other things, to vote his or her shares of American National Common Stock in favor of the approval the Merger Agreement and the transactions contemplated thereby, and against any action or agreement that could reasonably be expected to impede, interfere with or delay the timely consummation of the transactions contemplated by the Merger Agreement and against any alternative acquisition proposal. Subject to certain exceptions, each such director and executive officer has also agreed not to transfer such shares of American National Common Stock prior to the Effective Time or the termination of the Merger Agreement, without the prior written consent of Atlantic Union. The Affiliate Agreement automatically terminates upon the termination of the Merger Agreement. The directors and executive officers of American National that are party to the Affiliate Agreement own in the aggregate approximately 3.05% of the outstanding shares of American National Common Stock subject to the Affiliate Agreements as of July 21, 2023.

The foregoing description of the Affiliate Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Affiliate Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 8.01.	Other Events.

On July 25, 2023, Atlantic Union and American National issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

On July 25, 2023, Atlantic Union released a presentation to investors about the proposed transaction. A copy of the investor presentation is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Atlantic Union and American National will conduct a conference call and webcast to discuss the proposed transaction at 9:00 a.m. Eastern Time today.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger by and between Atlantic Union Bankshares Corporation and American National Bankshares Inc. dated July 24, 2023*
99.1	Form of Affiliate Agreement
99.2	Joint Press Release dated July 25, 2023
99.3	Investor Presentation dated July 25, 2023
104	Cover Page Interactive Data File - the cover page iXBRL tags are embedded within the inline XBRL document.

* Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Caution About Forward-Looking Statements

Certain statements in this Form 8-K and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Atlantic Union and American National with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Atlantic Union or American National or their management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the approval by American National shareholders, on a timely basis or at all;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the outcome of any legal proceedings that may be instituted against Atlantic Union or American National;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Atlantic Union’s or American National’s share price before closing;

•	risks relating to the potential dilutive effect of shares of Atlantic Union’s common stock to be issued in the proposed transaction;

•	other factors that may affect future results of Atlantic Union or American National including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Although each of Atlantic Union and American National believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Atlantic Union or American National will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Atlantic Union’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q, and other documents subsequently filed by Atlantic Union with the SEC, and in American National’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q, and other documents subsequently filed by American National with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Atlantic Union, American National or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Atlantic Union and American National undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Atlantic Union intends to file with the SEC a Registration Statement on Form S-4 (“Registration Statement”) that will include a Proxy Statement of American National and a Prospectus of Atlantic Union (“Proxy Statement/Prospectus”), and each of Atlantic Union and American National may file with the SEC other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be sent to the shareholders of American National to seek their approval of the proposed transaction. Before making any voting or investment decision, investors and shareholders of American National are urged to read the Registration Statement and Proxy Statement/Prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Atlantic Union, American National and the proposed transaction and related matters.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Atlantic Union and American National. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Atlantic Union and American National, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov) when they are filed.  You will also be able to obtain these documents, when they are filed, free of charge, from Atlantic Union by accessing Atlantic Union’s website at https://investors.atlanticunionbank.com or from American National by accessing American National’s website at https://www.amnb.com/investors. Copies of the Registration Statement, Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Atlantic Union Investor Relations, Atlantic Union Bankshares Corporation, 4300 Cox Road, Richmond, Virginia 23060, or by calling 804.448.0937, or to American National by directing a request to American National Investor Relations, American National Bankshares Inc., 628 Main Street, Danville, Virginia 24541, or by calling 434.792.5111. The information on Atlantic Union’s and American National’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Atlantic Union, American National and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Atlantic Union’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 21, 2023, and the other documents filed with the SEC. Information regarding American National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2023, and the other documents filed with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, Proxy Statement/Prospectus and other relevant materials to be filed with the SEC, when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC UNION BANKSHARES CORPORATION

Date: July 25, 2023	By:	/s/ Robert M. Gorman
Robert M. Gorman
Executive Vice President and
Chief Financial Officer